THE GABELLI GO ANYWHERE TRUST Investor Relations Contact: David Schachter (914) 921-5057 dschachter@gabelli.com

PRESS RELEASE

For Immediate Release

GABELLI GO ANYWHERE TRUST

ANNOUNCES OFFER TO PURCHASE ANY AND ALL

OUTSTANDING COMMON SHARES

Rye, NY – August 2, 2021 –The Gabelli Go Anywhere Trust (NYSE American: GGO) (the “Fund”) announced today that the Board of Trustees of the Fund has approved an issuer tender offer to purchase for cash all of the Fund’s issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (the “Offer”). The Offer will commence on August 3, 2021, and will expire at 5:00 p.m., Eastern time, on Friday, September 24, 2021, unless otherwise extended. Subject to various terms and conditions described in offering materials to be distributed to shareholders, purchases will be made at a price equal to 98% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the NYSE American LLC (the “NYSE American”), the principal market on which the Shares are traded, on the last business day prior to the day the offer expires (the “Pricing Date”). The terms and conditions of the Offer will be set forth in an offer to purchase, a related letter of transmittal, and related documents.

The Shares are traded on the NYSE American under the symbol “GGO.” As of July 30, 2021, the Fund had 1,546,852 Shares outstanding; its NAV per Share was $17.24 and its market price per Share was $16.21, representing a discount of 5.97% to NAV. The NAV on the Pricing Date may be higher or lower than the NAV as of July 30, 2021, and the discount to NAV at which the Shares trade may be greater or lesser than the discount as of July 30, 2021. During the pendency of the Offer, Shareholders may contact Morrow Sodali LLC, the Fund’s Information Agent (the “Information Agent”), toll free at (800) 662-5200, between 9:00 a.m. and 11:00 p.m., Eastern time, Monday through Friday, to obtain the current NAV per share for the Shares.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Fund. The solicitation and the offer to purchase common shares of the Fund will be made pursuant to an offer to purchase and related materials that the Fund intends to file with the SEC. At the time the Offer is commenced, the Fund intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the Offer. The Fund intends to mail these documents to the shareholders of the Fund. These documents will contain important information about the Offer and shareholders of the Fund are urged to read them carefully when they become available. Investors may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Offer by directing a request to: Gabelli Funds, or by calling (800) 422-3554.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. More information regarding the Fund’s distribution policy and other information about the Fund is available by calling 800-GABELLI (800-422-3554) or visiting www.gabelli.com.

About Gabelli Go Anywhere Trust

The Gabelli Go Anywhere Trust is a non-diversified, closed-end management investment company whose primary investment objective is total return, consisting of capital appreciation and current income. The Fund is managed by Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc. (NYSE:GBL).

NYSE American: GGO

CUSIP – 36250J109

For Information:

David Schachter

(914) 921-5057